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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1

                               ANIMAS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   03525Y 10 5
                                 (CUSIP Number)


                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

                  |_| Rule 13d-1(b)

                  |_| Rule 13d-1(c)

                  |X|Rule 13d-1(d)

--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 03525Y 10 5               SCHEDULE 13G


1    NAME OF REPORTING PERSON

     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Katherine D. Crothall

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a)  |X|
                                                                     (b)  |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

  NUMBER OF      5    SOLE VOTING POWER
   SHARES
BENEFICIALLY          -0-
  OWNED BY
    EACH         6    SHARED VOTING POWER
 REPORTING
  PERSON              3,039,437 (See Item 4)
   WITH
                 7    SOLE DISPOSITIVE POWER

                      3,039,437

                 8    SHARED DISPOSITIVE POWER

                      -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,039,437 (See Item 4)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    |_|
     Not Applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.5% (See Item 4)

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

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CUSIP No. 03525Y 10 5               SCHEDULE 13G


1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Graeme Crothall

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  |X|
                                                                      (b)  |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

  NUMBER OF      5    SOLE VOTING POWER
   SHARES
BENEFICIALLY          -0-
  OWNED BY
    EACH         6    SHARED VOTING POWER
  REPORTING
   PERSON             3,039,437 (See Item 4)
    WITH
                 7    SOLE DISPOSITIVE POWER

                      3,039,437

                 8    SHARED DISPOSITIVE POWER

                      -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,039,437 (See Item 4)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    |_|
     Not Applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.5%

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

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ITEM 1(A)     NAME OF ISSUER:

              Animas Corporation.

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              200 Lawrence Drive
              West Chester, PA 19380

ITEM 2 (A)    NAME OF PERSON FILING:

              Katherine D. Crothall
              Graeme Crothall

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICES:

              Katherine D. Crothall
              c/o Animas Corporation
              200 Lawrence Drive
              West Chester, PA 19380

              Graeme Crothall
              c/o GCA Services Group, Inc.
              300 Conshohocken State Road, Suite 650
              Conshohocken, PA 19428

ITEM 2(C)     CITIZENSHIP:

              Katherine D. and Graeme Crothall:
              United States of America

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock

ITEM 2(E)     CUSIP NUMBER:

              03525Y 10 5

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) [_] Broker or dealer registered under Section 15 of the Exchange Act

              (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act

              (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act

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              (d) [_]  Investment company registered under Section 8 of the
                       Investment Company Act

              (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

              (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

              (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

              (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

              (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

              (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

              Not applicable

ITEM 4        OWNERSHIP.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)  Amount beneficially owned: 3,039,437 (1)

               (b)  Percent of class: 14.5% (2)

               (c)  Number of shares as to which the person has:

                    (i) Sole power to vote or to direct the vote: -0-

                   (ii) Shared power to vote or to direct the vote: 3,039,437(3)

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,039,437(3)

                   (iv) Shared power to dispose or to direct the disposition of:
                        -0-

          (1) Represents (i) 1,236,837 shares of Common Stock held by Katherine
          D. Crothall of record; (ii) 959,763 shares of Common Stock held by Katherine D. Crothall as trustee of various trusts, which are for the benefit of her children; (iii) 351,417 shares of Common Stock held by Graeme A. Crothall of record; (iv) 313,917 shares of Common Stock held by Graeme A. Crothall as trustee of various trusts, which are for the benefit of his children; and (v) options to purchase 177,503 shares of Common Stock that may be exercised within 60 days of January 23, 2006, 141,334 of which are held by Katherine D. Crothall (and of which Mr. Crothall disclaims any beneficial ownership) and 36,169 are held by Graeme A. Crothall (and of which Katherine D. Crothall disclaims any

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          beneficial ownership). Graeme A. Crothall and Katherine D. Crothall are husband and wife. Each has sole voting power (subject to Footnote
          3) and sole dispositive power with respect to 3,039,437 shares. Katherine D. Crothall disclaims beneficial ownership of the shares held in the various trusts in which she is a trustee and the shares held in various trusts in which Graeme A. Crothall is a trustee. Graeme A. Crothall disclaims beneficial ownership of the shares held in the various trusts in which he is a trustee and the shares held in various trusts in which Katherine D. Crothall is a trustee.

          (2) Calculated on the basis of 20,805,637 shares of Common Stock outstanding on January 23, 2006.

          (3) On December 16, 2005, each of Graeme A. Crothall and Katherine D. Crothall, along with certain other stockholders of the Issuer, entered into a Stockholders Agreement (the "Agreement") with Johnson & Johnson pursuant to which Graeme A. Crothall and Katherine D. Crothall agreed to vote their shares to approve and adopt the Merger Agreement dated December 16, 2005, by and among the Issuer, Johnson and Johnson and Emerald Merger Sub, Inc., a wholly owned subsidiary of Johnson & Johnson, and to take other actions in furtherance of the consummation of the merger. By executing the Agreement, Graeme A. Crothall and Katherine D. Crothall granted to Johnson & Johnson and certain officers and authorized representatives of Johnson & Johnson, an irrevocable proxy to vote their shares in favor of approving and adopting the Merger Agreement. Graeme A. Crothall and Katherine D. Crothall may vote their shares in their sole discretion with respect to any matter other than the merger.

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable

ITEM 9        NOTICE OF DISSOLUTION OF GROUP.

              Not applicable

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ITEM 10       CERTIFICATION.

              Not applicable

                                  Page 7 of 8



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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006
                                        By: /s/  Katherine D. Crothall
                                            ------------------------------------
                                            Name:  Katherine D. Crothall


                                        By: /s/ Graeme A. Crothall
                                            ------------------------------------
                                            Name:  Graeme A. Crothall

                                  Page 8 of 8